Annual Report

Cover Page

Name of issuer:

Phenomix Sciences LLC

Legal status of issuer:

Form: Limited Liability Company
Jurisdiction of Incorporation/Organization: MN
Date of organization: 8/9/2017

Physical address of issuer:

1000 Westgate Drive
Suite 1002
St Paul MN 55114

Website of issuer:

http://www.phenomixsciences.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$479,060.58	$16,654.88
Cash & Cash Equivalents:	$460,330.12	$16,654.88
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$31,297.86	$7,345.00
Long-term Debt:	$1,375,340.20	$127,500.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($809,387.36)	($123,810.62)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Phenomix Sciences LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Paul Owen	Executive	Advisor	2019
Michael Camilleri	Physician Researcher	Mayo Clinic	2018
Sean McCauley	Senior Advisor	TPG Capital	2018
Andres Acosta	President	Phenomix Sciences LLC	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andres Acosta	President	2017
Andres Acosta	CEO	2017
Ross Higgins	COO	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andres Acosta	800000.0 common units	80.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

FDA or other governmental actions could introduce new and unforeseen regulatory burdens or limitations relating to how we develop, sell, or market the test. There can be no assurance that new regulations will not interfere with our proposed business model.

Our management team is small, consists of some part time personnel and therefore the loss of services by any member of the team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Although provisional patents have been filed, there is no assurance that patents will be issued or that claims will not be challenged in the future. Loss of IP may dilute our early-to-market position in the obesity space and/or may expose us to new competition, or challenges to our business.

Laboratory tests are technically complex, requiring very sophisticated equipment, software, and highly trained personnel to validate, operate, maintain, and perform them. Despite our best efforts of mitigation, human or technical errors and unforeseen challenges could occur. Such occurrences could bring rise to launch/testing delays, unexpected costs, legal or regulatory actions, and/or adverse effects to our business and reputation.

Our initial business model requires that healthcare providers order the test on behalf of their patients. While we have developed a strategy to market and reach the likely ordering providers, there is no assurance that these providers will adopt the test and utilize it at a rate that meets our expectations.

Our initial payment model requires patients to pay out of pocket for the testing services rather than billing to their insurance company. While out-of-pocket healthcare expenditures are increasingly common, especially for obesity and wellness-related products/services, there is no assurance that patients will be willing to pay out of pocket for the testing at a rate that meets our expectations.

While we intend to pursue support for third party reimbursement of testing services in the future to open up revenue opportunities for patients not willing to pay out of pocket for testing, there is also no assurance of a positive coverage determination from payers or that the reimbursement rates set for our test by payers will be favorable relative to the cash payment rates.

Obesity, genomics, and the metabolomics, are each dynamic and evolving fields of study with new clinical or scientific data emerging on a constant basis. There is no assurance that our initial clinical validations adequately controlled for all variables, or that new evidence will not emerge in the future that could change or refute the interpretation, accuracy, or relevancy of our test.

The Company has not yet authorized the preferred units into which the convertible note may convert.

The financial statements of the company have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company is in a pre-revenue stage and incurring expenses without generating income. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise an additional $2.5 million within the first two quarters of 2020 for working capital needs. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The company is an early stage company that is pre-revenue. The company cannot guarantee when and if it will produce revenues in the future.

Our future success depends on the efforts of a small management team and part time founders. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Andres Acosta is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Options	46750	46750	Yes
Common Units	1,260,000	1,010,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	46750

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date 05/17/18

Amount $12,500.00

Convertible Note

Issue date 09/18/18

Amount $25,000.00

Convertible Note
Issue date 10/11/18
Amount $65,000.00

Convertible Note
Issue date 10/12/18
Amount $25,000.00

Convertible Note
Issue date 10/14/18
Amount $60,000.00

Convertible Note
Issue date 01/25/19
Amount $5,000.00

Convertible Note
Issue date 03/02/19
Amount $15,000.00

Convertible Note
Issue date 03/18/19
Amount $30,000.00

Convertible Note
Issue date 05/13/19
Amount $30,000.00

Convertible Note
Issue date 07/01/19
Amount $50,000.00

Convertible Note
Issue date 07/16/19
Amount $5,000.00

Convertible Note
Issue date 09/09/19
Amount $25,000.00

Convertible Note
Issue date 10/07/19
Amount $200,000.00

Convertible Note
Issue date 11/26/19
Amount $500,000.00

Convertible Note
Issue date 12/24/19
Amount $40,116.00

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
5/2018	Regulation D, Rule 506(b)	Convertible Note	$12,500	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
10/2018	Regulation D, Rule 506(b)	Convertible Note	$65,000	General operations
10/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
10/2018	Regulation D, Rule 506(b)	Convertible Note	$60,000	General operations
1/2019	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
3/2019	Regulation D, Rule 506(b)	Convertible Note	$15,000	General operations
3/2019	Regulation Crowdfunding	Convertible Note	$288,547	General operations
3/2019	Regulation D, Rule 506(b)	Convertible Note	$30,000	General operations
5/2019	Regulation D, Rule 506(b)	Convertible Note	$30,000	General operations
7/2019	Regulation D, Rule 506(b)	Convertible Note	$50,000	General operations
7/2019	Regulation D, Rule 506(b)	Convertible Note	$5,000	General operations
9/2019	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
10/2019	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
11/2019	Regulation D, Rule 506(b)	Convertible Note	$500,000	General operations
12/2019	Regulation D, Rule 506(b)	Convertible Note	$40,116	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Jorge Paz
Amount Invested	$35,000.00
Transaction type	Convertible note
Issue date	10/19/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Founder's brother's father in law

Name	Pablo Acosta
Amount Invested	$30,000.00
Transaction type	Convertible note
Issue date	10/14/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$5,000.00
Transaction type	Convertible note
Issue date	01/25/19
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	09/09/19
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$9,600,000.00
Relationship	Board Member

Name	Andres Acosta
Amount Invested	$12,500.00
Transaction type	Convertible note
Issue date	05/17/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$15,000.00
Transaction type	Convertible note
Issue date	03/02/19
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Board Member

Name	Agustin Acosta
Amount Invested	$30,000.00
Transaction type	Convertible note
Issue date	10/19/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Founder's brother

Name	Francisco Acosta
Amount Invested	$30,000.00
Transaction type	Convertible note
Issue date	10/14/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Cousin

Name	Andres Acosta
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	09/18/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Founder & CEO

Name	Sean McCauley
Amount Invested	$25,000.00
Transaction type	Convertible note
Issue date	10/19/18
Interest rate	7.0% per annum
Discount rate	20.0%
Maturity date	03/31/21
Valuation cap	$8,000,000.00
Relationship	Board Member

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Only 30% of patients respond well to a given obesity treatment, but typical treatment is ad hoc, wasting precious time and money. As Mayo Clinic obesity doctors, we've demonstrated that identifying a patient's specific type (aka phenotype) of obesity and personalizing their treatment produces twice the amount of weight loss. With exclusive tech from Mayo Clinic, we are commercializing our first product in the form of a simple blood test to bring forward precision medicine to weight-loss therapy.

All too often, patients with chronic diseases are not getting the most effective treatment because of a one-size-fits-all approach. We plan to break that paradigm beginning with the obesity epidemic.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Phenomix Sciences LLC was incorporated in the State of Minnesota in August 2017.

Since then, we have:

- Secured an exclusive license to IP (patent pending) and know-how from Mayo Clinic relating to obesity phenotyping.
- Hired key personnel for management, laboratory operations, and market development.
- Established a CLIA-registered laboratory facility in St. Paul, MN furnished with necessary equipment and instrumentation for genomic and metabolomic testing
- Completed initial method development for metabolomic biomarker testing workflows
- Obtained LOI's from health care providers interested in applying our test within their clinical practices for obesity management
- Designed a pragmatic trial to further expand our evidence surrounding utility of Phenotyping for obesity management

Historical Results of Operations

Our company was organized in August 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $0 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was % in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $479,060.58, including $460,330.12 in cash. As of December 31, 2018, the Company had $16,544.88 in total assets, including $16,654.88 in cash.
- *Net Loss.* The Company has had net losses of $809,387.36 and net losses of $123,810.62 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,406,638.06 for the fiscal year ended December 31, 2019 and $134,845.00 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $1,375,340.20 in convertibles and $45,000 in non dilutive awards/grants. An additional grant of $35,000 has been awarded, but not disbursed.

Our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing to perform operations over the lifetime of the Company. We plan to raise additional capital within 3 months from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Phenomix Sciences LLC cash in hand is $260,981.52, as of February 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $112,861/month, for an average burn rate of $112,861 per month. This amount is reflective of several non-recurring expenses in the preceding 3 months.

We do not expect any revenue until the product is ready for commercial sale (Q1 2021). Our expenses will scale throughout 2020 as we make key hires, incur additional product development expenses, and prepare for our commercial market launch.

Our intent is to be profitable in 30 months.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.phenomixsciences.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4

Appendix D: Director & Officer Work History

- Andres Acosta
- Michael Camilleri
- Paul Owen
- Ross Higgins
- Sean McCauley

Appendix E: Supporting Documents

Executed_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Phenomix Convertible Note

Appendix C: Financial Statements

Financials 1

Financials 2

Financials 3

Financials 4

Appendix D: Director & Officer Work History

Andres Acosta

Michael Camilleri

Paul Owen

Ross Higgins

Sean McCauley

Appendix E: Supporting Documents

Executed_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Phenomix Sciences LLC

By

Andres Acosta

Founder and CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

Michael Camilleri

Board Member

6/4/2020

Sean McCauley

Director

6/4/2020

Paul Owen

Director

6/2/2020

Ross Higgins

COO

6/1/2020

Andres Acosta

Founder and CEO

5/22/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.